UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 – 3rd Floor Bosques de las Lomas 05120 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone & Ruth Susan Borinelli (646) 536-7018 Sborinelli@breakstoneruth.com

ASUR Announces Total Passenger Traffic

for February 2005 up 6.3% Year-over-Year

Mexico City, March 9th, 2005, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of February 2005 increased by 6.3% percent when compared to February 2004.

All figures in this announcement reflect comparisons between February 2005 and 2004. It should be noted that February 2005 includes 28 days while February 2004 had 29 days. Transit and general aviation passengers are excluded.

Airport	February 2004	February 2005	% Change
Cancún	869,213	916,411	5.4%
Cozumel	55,727	60,834	9.2%
Huatulco	21,957	27,703	26.2%
Merida	71,022	73,683	3.7%
Minatitlan	10,142	9,443	-6.9%
Oaxaca	43,783	47,030	7.4%
Tapachula	14,898	15,037	0.9%
Veracruz	39,352	45,999	16.9%
Villahermosa	49,541	53,785	8.6%
ASUR Total	1,175,635	1,249,925	6.3%

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- ENDS -

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: March 9, 2005